

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

June 21, 2006

Mr. Ross Lyndon-James
National Healthcare Technology, Inc.
1660 Union Street, Suite 200
San Diego, CA 92101

> **Re:** **National Healthcare Technology, Inc.**
> **Item 4.02 Form 8-K/A**
> **Filed June 14, 2006**
> **File No. 0-28911**

Dear Mr. Lyndon-James:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A Item 4.02 filed June 14, 2006

1. We note your discussion of the restatements to the September 30, 2005 financial statements in the Form 8-K/A Item 4.02 as well as in Note 4 to the revised Form 10-QSB filed on June 8, 2006. It appears that various amounts reported in the "Restatement Adjustment" column of the table in Note 4 do not agree with the adjustments discussed in the text of the Form 8-K (and correspondingly in the text of Note 4). For example, in item E you state the company failed to accrue $45,000 of professional fees in the period ended September 30, 2005. However, the table's adjustment for item E is for $160,305 of accrued expenses. Provide us with a legend that explains the reasons for each adjustment in the "Restatement Adjustment" column of the balance sheet and statements of operations and reconcile these amounts to the adjustments discussed in the text of the document.

Also, revise to quantify the amount of the restatements for common stock equity transfers and warrant expense, as noted in item F.

2.   In item A you state the company did not correctly record $200,000 of liabilities assumed in the reverse merger. In the table however you have recorded the restatement as an asset and not as a liability. Please revise the text of the documents to clearly explain the nature of this adjustment, and any others where needed.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Babette Cooper at (202) 551-3396.

Sincerely,

Babette Cooper
Staff Accountant

CC: Dave Neville, Attorney at Law